MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. ("the Company") have been prepared by management in accordance with International Financial Reporting Standards ("IFRS"), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the US Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management's assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 10, 2025

/s/ Daniel Dickson	/s/ Elizabeth Senez

Chief Executive Officer	Chief Financial Officer

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 2

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Endeavour Silver Corp.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Endeavour Silver Corp. and subsidiaries (the Company) as of December 31, 2024 and 2023, the related consolidated statements of comprehensive earnings (loss), changes in shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the financial performance and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated March 10, 2025 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 3

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of indicators of impairment of mineral properties, plant and equipment

As discussed in Note 3f to the consolidated financial statements, mineral properties, plant and equipment are evaluated for impairment indicators at each financial statement date. If an indicator of impairment exists for a cash-generating unit ("CGU"), the recoverable amount of the CGU is estimated. An impairment loss is recognized when the carrying amount of an asset, or its CGU, exceeds its recoverable amount. A CGU is identified as the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flow from other assets or groups of assets.

We identified the evaluation of indicators of impairment of mineral properties, plant and equipment as a critical audit matter. Significant auditor judgment was required to assess management's determination of whether external factors, including the impact of changes in commodity prices as well as internal factors such as the economic performance of assets and changes to mineral reserves and resources included in the Company's life of mine plans, result in indicators of impairment.

The following are the primary procedures we performed to address the critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the impairment process, including controls over the assessment of indicators of impairment. We evaluated the Company's assessment of indicators of impairment of mineral properties, plant and equipment which included consideration of metal price forecasts and mineral reserves and resources information. We compared the Company's metal price forecasts to third party data. We evaluated the competence, experience, and objectivity of the qualified persons responsible for the mineral reserves and resources information and the Company's life of mine plans.

/s/ KPMG LLP

Chartered Professional Accountants

We have served as the Company's auditor since 1994.

Vancouver, Canada
March 10, 2025

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 4

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Endeavour Silver Corp.

Opinion on Internal Control Over Financial Reporting

We have audited Endeavour Silver Corp. and subsidiaries' (the Company) internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated statements of financial position of the Company as of December 31, 2024 and 2023, the related consolidated statements of comprehensive earnings (loss), shareholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively, the consolidated financial statements), and our report dated March 10, 2025 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Controls over Financial Reporting". Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ KPMG LLP

Chartered Professional Accountants

Vancouver, Canada
March 10, 2025

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 5

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (expressed in thousands of US dollars)
		December 31,	December 31,
	Notes	2024	2023
ASSETS

Current assets
Cash and cash equivalents		$106,434	$35,286
Other investments	4	1,070	5,135
Accounts and other receivables	5	10,285	22,276
Income tax receivable		188	3,268
Inventories	6	36,010	27,258
Prepaids and other current assets		3,660	7,550
Total current assets		157,647	100,773

Non-current income tax receivable	18	3,572	4,262
Non-current IVA receivable	5	31,301	23,320
Non-current loan receivable	5	1,156	1,874
Deferred financing fees	9	-	7,545
Other non-current assets	8	19,368	22,376
Mineral properties, plant and equipment	8, 9	506,205	314,657
Total assets		$719,249	$474,807

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable, accrued liabilities and other current liabilities		$53,943	$46,582
Income taxes payable		9,457	7,801
Loans payable	9	5,234	3,861
Derivative liabilities	19	10,232	-
Total current liabilities		78,866	58,244

Non-current loans payable	9	115,002	4,658
Provisions for reclamation and rehabilitation	10	11,635	8,745
Deferred income tax liability	18	10,315	13,730
Non-current derivative liabilities	19	16,627	-
Other non-current liabilities		2,367	3,089
Total liabilities		234,812	88,466

Shareholders' equity
Common shares	11	850,986	722,695
Contributed surplus	11	5,606	4,556
Retained deficit		(372,155)	(340,910)
Total shareholders' equity		484,437	386,341
Total liabilities and shareholders' equity		$719,249	$474,807

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of the Board:

/s/ Margaret Beck	/s/ Daniel Dickson

Director	Director

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 6

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS (LOSS) (expressed in thousands of US dollars, except for shares and per share amounts)
		Years ended
		December 31,	December 31,
	Notes	2024	2023
Revenue	12	$217,639	$205,463

Cost of sales:
Direct production costs		124,517	118,831
Royalties	8	20,868	22,210
Share-based payments	11	281	(74)
Depreciation		29,894	27,885
		175,560	168,852

Mine operating earnings		42,079	36,611

Expenses:
Exploration, evaluation and development	13	19,390	15,113
General and administrative	14	14,177	12,363
Write off of mineral properties	8	181	435
		33,748	27,911

Operating earnings		8,331	8,700

Finance costs	15	1,544	1,398

Other income (expense):
Foreign exchange gain (loss)		(5,461)	4,709
Loss on derivative liabilities	19	(30,551)	-
Gain on asset disposal	8	69	7,072
Investment and other		7,171	(830)
		(28,772)	10,951

Earnings (loss) before income taxes		(21,985)	18,253

Income tax expense:
Current income tax expense	18	12,906	11,344
Deferred income tax expense (recovery)	18	(3,415)	786
		9,491	12,130

Net earnings (loss) and comprehensive earnings (loss)		$(31,476)	$6,123

Basic earnings (loss) per share		$(0.13)	$0.03
Diluted earnings (loss) per share	11 (g)	$(0.13)	$0.03

Basic weighted average number of shares outstanding		242,181,449	196,018,623
Diluted weighted average number of shares outstanding	11 (g)	242,181,449	197,764,799

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 7

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (expressed in thousands of US dollars, except for shares and per share amounts)
	Notes	Number of shares	Share Capital	Contributed Surplus	Retained Deficit	Total Shareholders' Equity
Balance at December 31, 2022		189,995,563	$657,866	$6,115	$(348,087)	$315,894

Public equity offerings, net of issuance costs	11 (b)	25,740,193	60,666	-	-	60,666
Exercise of options	11 (c)	1,097,900	3,758	(1,305)	-	2,453
Settlement of performance and deferred share units	11 (d)	411,836	405	(2,817)	-	(2,412)
Share-based compensation	11 (c)(d)	-	-	3,617	-	3,617
Canceled options	11 (c)	-	-	(1,054)	1,054	-
Earnings for the year		-	-	-	6,123	6,123
Balance at December 31, 2023		217,245,492	$722,695	$4,556	$(340,910)	$386,341

Public equity offerings, net of issuance costs	11 (b)	43,365,971	122,373	-	-	122,373
Exercise of options	11 (c)	1,712,400	5,918	(1,961)	-	3,957
Canceled options and performance share units	11 (c)(d)	-	-	(231)	231	-
Share-based compensation	11 (c)(d)	-	-	3,242	-	3,242
Loss for the year		-	-	-	(31,476)	(31,476)
Balance at December 31, 2024		262,323,863	$850,986	$5,606	$(372,155)	$484,437

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 8

ENDEAVOUR SILVER CORP. CONSOLIDATED STATEMENTS OF CASH FLOWS (expressed in thousands of US dollars)
		Years ended
		December 31,	December 31,
	Notes	2024	2023
Operating activities
Net earnings (loss) for the year		$(31,476)	$6,123

Items not affecting cash:
Share-based compensation	11(c)(d)	3,242	3,617
Depreciation	8	31,126	28,789
Deferred income tax expense (recovery)	18	(3,415)	786
Unrealized foreign exchange loss		5,370	1,421
Finance costs	15	1,544	1,398
Interest income		(7,515)	-
Accretion of loans receivable	5	(282)	(395)
Long term employee benefits		(90)	1,508
Write off of exploration properties		181	435
Unrealized loss on derivative liabilities	19	26,859	-
(Gain) loss on asset disposal	8	(69)	(7,072)
(Gain) loss on other investments	4	1,773	2,522
Performance and deferred share units settled in cash		-	(2,118)
Net changes in non-cash working capital	16	(8,135)	(25,243)
Cash from operating activities		19,113	11,771

Investing activities
Proceeds from disposal of property, plant and equipment		69	7,567
Payment for mineral properties, plant and equipment	8	(195,386)	(117,787)
Purchase of other investments		-	(73)
Proceeds from disposal of other investments	4	3,292	2,451
Investment in non-current deposits		-	(153)
Proceeds from loan receivable	5	1,050	800
Interest received		7,515	-
Cash used in investing activities		(183,460)	(107,195)

Financing activities
Repayment of loans payable	9	(4,081)	(5,991)
Repayment of lease liabilities		(404)	(342)
Interest paid	9	(4,168)	(822)
Net proceeds from public equity offerings	11 (b)	122,373	60,666
Proceeds from exercise of options	11 (c)	3,957	2,453
Proceeds from loans payable	9	120,000	-
Payment of deferred financing fees	9	(1,677)	(7,545)
Performance and deferred share units withholding tax settlement		-	(294)
Cash from financing activities		236,000	48,125

Effect of exchange rate change on cash and cash equivalents		(505)	(806)

Increase (decrease) in cash and cash equivalents		71,148	(48,105)
Cash and cash equivalents, beginning of the year		35,286	83,391
Cash and cash equivalents, end of the year		$106,434	$35,286

Supplemental cash flow information (Note 16)

The accompanying notes are an integral part of these consolidated financial statements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 9

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

1. CORPORATE INFORMATION

Endeavour Silver Corp. (the "Company" or "Endeavour Silver") is a corporation governed by the Business Corporations Act (British Columbia, Canada).  The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation.  The Company is also engaged in exploration activities in Chile and United States.  The address of the registered office is #1130 - 609 Granville Street, Vancouver, B.C., V7Y 1G5.

2. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in compliance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and Interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), effective for the Company's year ended December 31, 2024.

The Board of Directors approved the consolidated financial statements for issue on March 10, 2025.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates (Note 3 (b)).

These consolidated financial statements are presented in the Company's functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries. The Company's material subsidiaries are Refinadora Plata Guanaceví S.A. de C.V., Minas Bolañitos S. A. de C.V., and  Terronera Precious Metals S.A. de C.V.. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3. MATERIAL ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group.

(a) Currency translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity's functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in comprehensive earnings (loss).

(b) Use of estimates and judgments

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

These estimates and judgments are based on management's knowledge of the relevant facts and circumstances at the time, having regard to prior experience, and are continually evaluated.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Actual results could differ materially from those estimates.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 10

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Significant areas requiring the use of management judgment relate to the determination of mineralized reserves and resources, existence of indication of impairment or impairment reversal of non-current assets, and recognition of deferred tax assets.

Significant areas requiring the use of management estimates relate to the valuation of inventory, impairment of non-current assets, provision for reclamation and rehabilitation, and income taxes..

Critical judgments and estimates in applying policies that have the most significant effect on the amounts recognized in the consolidated financial statements include the following:

Determination of mineral reserves and resources

Judgments about the amount of product that can be economically and legally extracted from the Company's properties are made by management using a range of geological, technical and economic factors, history of conversion of mineral deposits to proven and probable reserves as well as data regarding quantities, grades, production techniques, recovery rates, production costs, commodity prices and exchange rates.  This process may require complex and difficult geological judgments to interpret the data.  The Company uses qualified persons (as defined by the Canadian Securities Administrator's National Instrument 43-101) to compile this data.

Changes in the judgments surrounding reserves and resources may impact the carrying value of mineral properties, plant and equipment (Note 8), reclamation and rehabilitation provisions (Note 10), recognition of deferred income tax amounts (Note 18), and depreciation (Note 8).

Estimating the quantity and/or grade of reserves and resources requires the size, shape and depth of ore bodies or fields to be determined by analyzing geological data such as drilling samples.  Following this, the quantity of ore that can be extracted in an economical manner is calculated using data regarding the life of mine plans and forecast sales prices (based on current and long-term historical average price trends).  Changes in estimates can be the result of estimated future production differing from previous forecasts of future production, expansion of mineable ore through exploration activities, differences between estimated and actual costs of mining and differences in the commodity price used in the estimation of mineable ore.

Review of asset carrying values and assessment of impairment (accounting policy Note 3 (e) and Note 3 (f))

Management applies significant judgment in assessing each cash-generating unit or assets for the existence of indicators of impairment or impairment reversal at the reporting date.  Internal and external factors are considered in assessing whether indicators are present that would necessitate impairment testing.  Significant assumptions regarding commodity prices, operating costs, capital expenditures and discount rates are used in determining whether there are any indicators of impairment.  These assumptions are reviewed regularly by senior management and compared, when applicable, to relevant market consensus views.

If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated.  The recoverable amount is the greater of fair value less costs of disposal and value in use.  The determination of fair value less costs of disposal and value in use requires management to make estimates and assumptions about future metal prices, production based on current estimates of capacity, ore grade, recovery rate and recoverable reserves and resources, future operating costs, capital expenditures and assets salvage value.  The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in earnings (loss).
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 11

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Estimation of the amount and timing of reclamation and rehabilitation costs (Note 3 (g))

Accounting for restoration requires management to make estimates of the future costs the Company will incur to complete the reclamation and rehabilitation work required to comply with existing laws, regulations and agreements in place at each mining operation and any environmental and social principles the Company is affected by.  The calculation of the present value of these costs also includes assumptions regarding the timing of reclamation and rehabilitation work, applicable risk-free interest rate for discounting those future cash flows, inflation and foreign exchange rates and assumptions relating to probabilities of alternative estimates of future cash flows.  Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could increase the extent of reclamation and rehabilitation work required to be performed by the Company.  Increase in future costs could materially impact the amounts charged to operations for reclamation and rehabilitation.

Income taxes (Note 3 (k))

Judgment is required in determining the recognition and measurement of deferred income tax assets and liabilities on the balance sheet.  In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions.  These authorities may have different interpretations of tax legislation or tax agreements than those applied by the Company in computing current and deferred income taxes. These different interpretations may alter the timing or amounts of taxable income or deductions.

Final taxes payable and receivable are dependent on many factors, including outcomes of tax litigation and resolution of disputes.  The resolution of these uncertainties may result in adjustments to the Company's tax assets and liabilities and value added tax receivable balances.

Management assesses the likelihood and timing of taxable earnings in future periods in recognizing deferred income tax assets.  Estimates of future taxable income are based on forecasted cash flows using life of mine projections and the application of existing tax laws in each jurisdiction.

To the extent that future cash flows and taxable income differ significantly from estimates, the ability of the Company to realize the net deferred income tax assets recorded at the balance sheet date could be impacted.  In addition, future changes to tax laws could limit the ability of the Company to obtain tax deductions in future periods from deferred income tax assets.  Deferred income tax assets are disclosed in Note 18.

Inventory (Note 3 (d))

In valuing inventories at the lower of cost and net realizable value, the Company makes estimates in determining the net realizable price and in quantifying the contained metal in finished goods and work in process.

(c) Other investments

Other investments include investments in shares of companies and other investments capable of reasonably prompt liquidation.  Share investments are measured at fair value through profit and loss and carried at fair value. Unrealized gains and losses are recognized in earnings (loss).

(d) Inventories

Work in process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs.  Finished goods inventory, characterized as doré bars or concentrate, is valued at the lower of production cost and net realizable value. The cost includes an appropriate share of production overheads based on normal operating capacity. Materials and supplies are valued at the lower of weighted average cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 12

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

(e) Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant and equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.  Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Eligible development costs relating to specific properties are capitalized prospectively upon management’s determination that a property will be developed.  A development decision is made based upon consideration of project economics, including future metal prices, reserves and resources, and estimated operating and capital costs.  Capitalization of costs incurred ceases when the property is capable of operating in the manner intended by management.

Exploration costs are incurred in the search for economic mineral deposits or the process of obtaining more information about existing mineral deposits and these costs are expensed as incurred. Evaluation costs are incurred to establish the technical and commercial viability of mineral deposits. Evaluation costs are capitalized when management determines there is a high degree of confidence that future economic benefits will flow to the Company. Ongoing evaluation costs that do not meet requirements for capitalizing are expensed in earnings (loss) for the period. Acquired exploration and evaluation projects and acquired exploration rights are recognized as assets at their cost of acquisition or at fair value if purchased as part of a business combination. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment.  Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and depreciated separately over their useful lives.

Plant and equipment are recorded at cost and depreciated using the straight-line method at rates varying from 5% to 30% annually.  The accumulated costs of mineral properties are depleted using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(f) Impairment of non-current assets

The Company's tangible assets are reviewed for indications of impairment or reversal of a previous impairment at each financial statement date. If an indicator of impairment or reversal exists, the asset's recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in earnings (loss) for the period. The recoverable amount is the greater of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a risk free rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount and the recoverable amount exceeds the carrying amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation, if no impairment loss had been recognized.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 13

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Management periodically reviews the carrying values of its exploration and evaluation assets with internal and external mining related professionals.  A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecasts of future metal prices, forecasts of future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration.  The Company does not set a pre-determined holding period for properties with unproven reserves.  However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are recognized in earnings (loss) in the period of abandonment or determination that the carrying value exceeds its fair value.  The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

(g) Provision for reclamation and rehabilitation

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral properties, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets.  A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset.  The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability.  The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows.  The unwinding of the effect of discounting the provision is recorded as a finance cost in earnings (loss) for the period.

(h) Derivative financial instruments

The Company may hold derivative financial instruments to hedge its risk exposure to fluctuations in commodity prices and other currencies against the US Dollar. Derivative financial instruments are measured at fair value at each reporting period. All derivative instruments are classified as financial instruments at fair value through profit or loss. Changes in fair value of non-hedging derivative financial instruments are included in earnings (loss).

(i) Revenue recognition

Revenue is generated from the sale of refined silver and gold or from the sale of these metals contained in doré or concentrate. Revenue for doré is recorded in the consolidated statement of comprehensive earnings (loss) gross of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue for concentrate is recorded in the consolidated statement of comprehensive earnings (loss) net of treatment and refining costs paid to counterparties under the terms of the sales agreements. Revenue is recognized when control of the metal is transferred to the customer in an amount that reflects the consideration the Company expects to receive in exchange for the metals.  In determining whether the Company has satisfied its performance obligation, it considers the indicators of the transfer of control, which include but are not limited to, whether: the Company has a present right to payment; the customer has a legal title to the asset; the Company has transferred physical possession of the asset to the customer; and the customer controls the risks and rewards of ownership of the asset.

Revenue from metals in doré

The refiners who receive doré from the Company refine the materials on the Company's behalf.  The refiners transfer the refined product to our customers according to the Company's instructions. Refined metals are sold at spot prices with sales proceeds collected upon or within several days of the completion of the sales transaction.  Revenue from sale of doré is recognized at the time a metal sale is executed and the Company has irrevocably directed the refiner to deliver the refined metal to the customer.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 14

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Revenue from metals in concentrate

Metals in concentrate are sold under pricing arrangements where final prices are determined by market prices subsequent to the date of sale.  Revenue from the sale of concentrates is provisionally priced at the date control transfers.  On transfer, the Company recognizes revenue on a provisional basis based on current prices and at each period end, re-estimated prices based on period end closing prices for the estimated month of settlement. The final selling price is subject to movements in metal prices up to the final settlement date.  Revenue is initially recognized based on the estimated mineral content then adjusted to final settlement adjustments. Final settlement periods range from two to six months after delivery of the product.

Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable.  For each reporting period until final settlement, period end closing prices are used to record revenue. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as an adjustment to revenue.

(j) Share-based payments

The Company has a stock option plan and a share unit plan which are described in Note 11 (c) and Note 11 (d), respectively.  Equity-settled share-based payment awards to employees are measured by reference to the fair value of the equity instruments granted and are charged over the vesting period using the graded vesting method.  The amount recognized as an expense is adjusted to reflect the actual number of stock options for which the related service and vesting conditions are met.  Equity-settled share-based payment awards to non-employees are measured at the fair value of the goods or services received as the goods or services are received, unless that fair value cannot be measured reliably, in which case they are measured by reference to the fair value of the equity instrument.  The offset is credited to contributed surplus.  Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based compensation expense relating to cash-settled awards, including deferred share units and share appreciation rights which are described in Note 11 (e) and Note 11 (f), is recognized over the vesting period of the units based on the fair market value of the units. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the fair value.

(k) Income taxes

Income tax expense (recovery) comprises current and deferred tax.  It is recognized in earnings (loss) except to the extent that it relates to a business combination, or items recognized directly in equity or other comprehensive income.

Current tax comprises the expected tax payable or receivable on the taxable income or loss for the year and any adjustments to the tax payable or receivable in respect of previous years.  The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any.  It is measured using tax rates enacted or substantively enacted at the reporting date.  Current tax also includes any tax arising from dividends.

The Company follows the asset and liability method of accounting for deferred income taxes.  Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward.  Deferred tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings (loss) in the period that includes the substantive enactment date.  Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income. Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized; such reductions are reversed when the probability of future taxable earnings improve.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 15

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

(l) Earnings per share

The Company uses the treasury stock method for calculating diluted earnings per share.  Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive stock options are used to repurchase common shares at the average market price during the year.

(m) Financial instruments

The Company recognizes financial assets and financial liabilities on the date the Company becomes party to the contractual provisions of the instruments. On initial recognition, all financial assets and financial liabilities are recorded at fair value, net of attributable transaction costs, except for financial assets and liabilities classified as fair value through profit or loss ("FVTPL").  Transaction costs of financial assets and liabilities classified as FVTPL are expensed in the period in which they are incurred. A financial asset is derecognized either when the Company has transferred substantially all the risks and rewards of ownership of the financial assets or when cash flows expire.  A financial liability is derecognized when the obligation specified in the contract is discharged, cancelled or expired.

On initial recognition, the Company classifies and measures financial assets as either FVTPL, fair value through other comprehensive income ("FVTOCI") or amortized cost.  Subsequent measurement of financial assets depends on the classifications of such assets.  The basis of classification depends on an entity's business model and the contractual cash flows of the financial asset.

Amortized cost

Financial assets that meet the following conditions are measured subsequently at amortized cost:

  The financial asset is held within a business model whose objective is to hold financial assets in order to collect contractual cash flows, and
  The contractual terms of the financial asset provide cash flows on specified dates that are solely payments of principal and interest on the principal amount outstanding

The amortized cost of a financial asset is the amount at which the financial asset is measured at initial recognition minus the principal repayments, plus the cumulative amortization using the effective interest method of any difference between the initial amount and the maturity amount, adjusted for any loss allowance.  Interest income is recognized using the effective interest method.

Fair value through profit and loss

All other financial assets are measured at FVTPL.

The Company, at initial recognition, may also irrevocably designate a financial asset as measured at FVTPL if doing so eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on a different basis.  Financial assets measured at FVTPL are measured at fair value at the end of each reporting period, with any fair value gains or losses recognized in profit or loss to the extent that they are not part of a designated hedging relationship.  Determination of fair value is further described in Note 19.

Financial liabilities and equity

Debt and equity instruments are classified as either financial liabilities or as equity in accordance with the substance of the contractual arrangement and the definitions of a financial liability and an equity instrument.  An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all its liabilities.  Equity instruments issued by the Company are measured at the proceeds received, net of direct issue costs.

Financial liabilities that are not contingent consideration of an acquirer in a business combination, held for trading or designated as FVTPL, are measured at amortized cost using the effective interest method.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 16

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

The Company's financial instruments are recognized as:

Assets
Cash and cash equivalents	Amortized cost
Other investments	FVTPL
Accounts and other receivables (other than trade receivables)	Amortized cost
Trade receivables	FVTPL
Loan receivable	Amortized cost

Liabilities
Accounts payable, accrued liabilities and other current liabilities	Amortized cost
Loans payable	Amortized cost
Share appreciation rights and deferred share units	FVTPL
Derivative liability	FVTPL

(n) Accounting standards adopted during the period

The Company applied Classification of Liabilities as Current or Non-current and Non-current Liabilities with Covenants – Amendments to IAS 1, issued in 2020 and 2022, for the first time in its 2024 consolidated financial statements. The amendments clarify certain requirements for determining whether a liability is classified as current or non-current and require new disclosures in the annual financial statements for non-current liabilities that are subject to covenants within 12 months after the end of the reporting period. The adoption of the amendments did not result in any adjustment to the consolidated financial statements.

(o) New accounting standards issued but not yet adopted

On April 9, 2024, the IASB issued IFRS 18 Presentation and Disclosure in the Financial Statements ("IFRS 18") replacing IAS 1. IFRS 18 introduces categories and defined subtotals in the statement of profit or loss, disclosures on management-defined performance measures, and requirements to improve the aggregation and disaggregation of information in the financial statements. As a result of IFRS 18, amendments to IAS 7 were also issued to require that entities use the operating profit subtotal as the starting point for the indirect method of reporting cash flows from operating activities and also to remove presentation alternatives for interest and dividends paid and received. Similarly, amendments to IAS 33 "Earnings per Share" were issued to permit disclosure of additional earnings per share figures using any other component of the statement of profit or loss, provided the numerator is a total or subtotal defined under IFRS 18. IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact of the standard on its financial statements.

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. The amendments are effective for annual periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the effect of these amendments on our financial statements.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 17

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

4. OTHER INVESTMENTS

	December 31,	December 31,
	2024	2023
Balance, beginning of the year	$5,135	$10,035
Investment additions, at cost	1,000	73
Proceeds from disposals	(3,292)	(2,451)
Loss on investments	(1,773)	(2,522)
Balance, end of the year	$1,070	$5,135

The Company holds $1,050 in marketable securities that are classified as Level 1 and $20 in marketable securities that are classified as Level 3 in the fair value hierarchy (Note 19) and are classified as financial assets measured at FVTPL. Marketable securities classified as Level 3 in the fair value hierarchy are share purchase warrants and the fair value at each period end has been estimated using the Black-Scholes Option Pricing Model.

5. ACCOUNTS AND OTHER RECEIVABLES

	December 31,	December 31,
	2024	2023
Trade receivables	$3,310	$6,608
IVA receivable	5,119	12,564
Other receivables	456	1,654
Current portion of loan receivable	1,400	1,450
	$10,285	$22,276

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine.  The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate period end closing prices from the exchange that is the principal active market for the particular metal.  As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy (Note 19).

As at December 31, 2024, the total Mexican subsidiaries value added tax, Impuesto al Valor Agregado ("IVA"), receivable of $36,420 (December 31, 2023 – $35,884) has been allocated between the current portion of $5,119, which is included in accounts and other receivables, and the non-current portion of $31,301 (December 31, 2023 – $12,564 and $23,320 respectively).  The non-current portion includes $29,353 for Terronera and $1,948 for Pitarrilla - these claims are eligible for submission upon generation of revenue.

IVA receivable recovered during the year included $4,796 of interest income presented in investment and other income (expense) in the consolidated statement of comprehensive earnings (loss).

The Company has a loan receivable due in cash payments over a five-year period of which $2,900 remains unpaid as of December 31, 2024 (December 31, 2023 – $3,950). As of December 31, 2024, the carrying value of the loan receivable is $2,556 (December 31, 2023 – $3,324), consisting of the current portion of $1,400 (December 31, 2023 – $1,450) and non-current portion of $1,156 (December 31, 2023 – $1,874).
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 18

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

6. INVENTORIES

	December 31,	December 31,
	2024	2023
Warehouse inventory	$19,694	$12,885
Stockpile inventory	7,349	3,279
Finished goods inventory	7,213	9,491
Work in process inventory	1,754	1,603
	$36,010	$27,258

7. RELATED PARTY TRANSACTIONS

The Company was charged $292 for legal services for the year ended December 31, 2024 by a legal firm in which the Company's former corporate secretary is a partner (December 31, 2023 - $553). As of December 31, 2024, the legal firm is no longer a related party of the Company, and the Company has no outstanding related party payable.

Key management personnel

The key management of the Company comprises executive and non-executive directors, and executives.  Compensation was as follows:

	December 31,	December 31,
	2024	2023
Salaries and short-term employee benefits	$2,571	$3,322
Non-executive directors' fees	379	331
Non-executive directors' deferred share units	2,301	(659)
Share-based payments	2,310	2,510
	$7,561	$5,504

The existing non-executive directors' deferred share units are comprised of both equity and cash settled deferred share units.  The recognized expense or recovery includes the fair value of new issuances of equity settled deferred share units during the period and the change in fair value of all outstanding cash-settled deferred share units during the period.  During the year ended December 31, 2024, the Company granted 234,763 deferred share units (December 31, 2023 – 225,482) with a fair value of $520 (December 31, 2023 - $668) at the date of grant. At December 31, 2024, there were 1,044,204 cash settled deferred share units and 564,841 equity-settled deferred share units outstanding with a fair value of $5,515 (December 31, 2023 - 330,078 outstanding with a fair value of $3,214).

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments for stock options, performance share units and deferred share units (Notes 11 (c), (d) and (e)).  The fair values of these share-based payments are recognized as an expense over the vesting period of the award.  Therefore, the compensation expense in the current year comprises the vested portion of current year awards and those of preceding years that vested within the current year.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 19

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

8. MINERAL PROPERTIES, PLANT AND EQUIPMENT AND OTHER NON-CURRENT ASSETS

	Exploration & evaluation assets	Mineral properties	Plant	Machinery & equipment	Building	Transport & office equipment	Total
Cost

Balance at December 31, 2022	$80,155	$519,913	$96,860	$106,260	$20,356	$13,277	$836,821

Additions	511	56,242	36,754	12,134	5,194	2,382	113,217
Impairment of exploration properties	(435)	-	-	-	-	-	(435)
Disposals	-	(239)	-	(417)	-	(623)	(1,279)
Balance at December 31, 2023	$80,231	$575,916	$133,614	$117,977	$25,550	$15,036	$948,324

Additions	3,712	118,381	60,266	32,035	10,177	1,655	226,226
Impairment of exploration properties	(181)	-	-	-	-	-	(181)
Disposals	-	-	(42)	(299)	-	(129)	(470)
Balance at December 31, 2024	$83,762	$694,297	$193,838	$149,713	$35,727	$16,562	$1,173,899

Accumulated depreciation

Balance at December 31, 2022	$-	$445,981	$84,034	$54,420	$9,381	$9,113	$602,929
Depreciation	-	20,723	1,598	7,241	365	1,581	31,508
Disposals	-	-	-	(177)	-	(593)	(770)
Balance at December 31, 2023	$-	$466,704	$85,632	$61,484	$9,746	$10,101	$633,667

Depreciation	-	22,582	1,797	8,137	428	1,461	34,405
Disposals	-	-	(42)	(295)	-	(41)	(378)
Balance at December 31, 2024	$-	$489,286	$87,387	$69,326	$10,174	$11,521	$667,694

Net book value
At December 31, 2023	$80,231	$109,912	$47,982	$56,493	$15,804	$4,935	$314,657
At December 31, 2024	$83,762	$205,011	$106,451	$80,387	$25,553	$5,041	$506,205

Included in mineral properties is $157,146 for acquisition and development costs of development properties (December 31, 2023 - $59,682).  During the year ended December 31, 2024 the Company capitalized borrowing costs related to the Terronera project construction Debt Facility in the amount of $6,814 (December 31, 2023 – $nil) using a capitalization rate of 11.7%.

Other non-current assets include $18,299 (December 31, 2023 - $20,952) of deposits related to items of property, plant and equipment at Terronera.

 As of December 31, 2024 the Company has $24,753 committed for capital equipment purchases.

The Company is obliged to make certain royalty payments on its mineral properties. The following table includes the significant royalties payable by the Company as of December 31, 2024:

Location	Royalties Payable
El Porvenir and El Curso properties at Guanacevi mine	$12 dollar fixed per tonne production payment plus additional net smelter royalty when the silver price obtained is as follows:
• 4% for price less than or equal to $15 dollars per oz
• 9% for price greater than $15 dollars, and up to $20 dollars per oz
• 13% for price greater than $20 dollars, and up to $25 dollars per oz
• 16% for price greater than $25 dollars per oz
Grupo Mexico royalty at Terronera mine	2% net smelter royalty
Pitarrilla, exploration in Mexico	1.25% net smelter royalty
San Patricio, La Palmilla, exploration in Mexico	1% net smelter royalty

During the prior year, the Company sold its interest in the 1% Cozamin Royalty for total consideration of $7,500, payable in cash. The sale resulted in the gain of $6,990 presented in gain on asset disposal for the year ended December 31, 2023.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 20

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

9. LOANS PAYABLE

	Debt Facility	Equipment Financing	Total
Currency	USD	USD
Year of maturity	2031	2026
Balance at December 31, 2022	$-	$14,510	$14,510

Finance cost	-	728	728
Repayments of principal	-	(5,991)	(5,991)
Repayments of finance costs	-	(728)	(728)
Balance at December 31, 2023	$-	$8,519	$8,519

Loans drawdowns	120,000	3,470	123,470
Applied deferred financing fees	(8,770)	-	(8,770)
Finance cost	7,200	441	7,641
Repayments of principal	-	(4,081)	(4,081)
Payments of interest	(3,665)	(438)	(4,103)
Balance at December 31, 2024	$114,765	$7,911	$122,676

Less: Current portion of loans payable	$1,000	$4,234	$5,234
Less: Accrued interest	2,440	-	2,440
Balance: Non-current loans payable	$111,325	$3,677	$115,002

Debt Facility

On October 6, 2023, the Company, through its wholly owned subsidiary Terronera Precious Metals, S.A. de C.V., executed a credit agreement with Societe Generale and ING Bank N.V. with certain definitive terms agreed to for a senior secured debt facility for up to $120 million (the "Debt Facility"). Proceeds from the Debt Facility are used towards construction of the underground mine and mill at the Company's Terronera Project. During 2024, the Company drew down the Debt Facility in full.

The Debt Facility is secured through corporate guarantees from the Company, certain of the Company's subsidiaries and a first ranking security interest over the Terronera project. The Debt Facility is subject to certain customary covenants including that at all times the corporate entity must maintain a cash balance in excess of $10,000 and the Reserve Tail Ratio must be in excess of 20%. Then at certain measurement dates, the following must be observed: Loan Life Coverage Ratio must be in excess of 1.3; Project Life Coverage Ratio must be in excess of 1.5; Historical Debt Service Coverage Ratio must be in excess of 1.25; Gross Leverage Ratio must be less than 3.5; and Interest Service Coverage Ratio must be in excess of 2.5. The definitions of capitalized terms used for the financial covenants are in the Debt Facility agreement. The Company was in compliance with the applicable covenants as at December 31, 2024.

The Debt Facility has a term of 8.5 years, including a 2 year grace period during the construction phase, and carries interest rate equal to US Secured Overnight Financing Rate ("SOFR") + 4.50% per annum prior to completion and SOFR + 3.75% per annum from completion of the Terronera project until the fifth anniversary of the loan, and SOFR + 4.25% from the fifth anniversary onwards. Facility requires quarterly payments of interest with a nominal weighted-average interest rate of 9.2%.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 21

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Equipment Financing

The Company currently has financing arrangements for equipment totaling $16,939 with terms ranging from one to four years.  The agreements require either monthly or quarterly payments of principal and interest with a weighted-average interest rate of 6.6%.

The equipment financing is secured by the underlying equipment purchased and is subject to various non-financial covenants and as at December 31, 2024, the Company was in compliance with these covenants.  As at December 31, 2024, the net book value of equipment includes $15,661 (December 31, 2023 - $17,720) of equipment pledged as security for the equipment financing.

10. PROVISION FOR RECLAMATION AND REHABILITATION

The Company's environmental permits require that it reclaim certain land it disturbs during mining and development operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs.

The timing of cash flows has been estimated based on the estimated mine lives using current reserves and the present value of the probability weighted future cash flows. The model assumes a risk-free rate (based on the government bond yields) specific to the liability of 9.85% for Guanaceví, 9.85% for Bolañitos and 10.54% for Terronera, and with estimated inflation rates ranging from 4.6% to 6.1%.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Terronera	Guanaceví	Bolañitos	Pitarrilla	Total
Balance at December 31, 2022	$251	$4,103	$3,203	$44	$7,601

Accretion	-	313	263	-	576
Effects of movements in exchange rates	37	653	510	10	1,210
Change in estimates during the year	1,014	(865)	(791)	-	(642)
Balance at December 31, 2023	$1,302	$4,204	$3,185	$54	$8,745

Accretion	-	372	283	-	655
Effects of movements in exchange rates	(125)	(735)	(566)	(9)	(1,425)
Change in estimates during the year	1,168	2,039	453	-	3,660
Balance at December 31, 2024	$2,345	$5,884	$3,361	$45	$11,635

11. SHARE CAPITAL

(a) Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital.  The Company's objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders.  The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders.  As at December 31, 2024, the Company is not subject to externally imposed capital requirements.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 22

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

(b) Public Offerings

In June 2023, the Company filed a short form base shelf prospectus ("Base Shelf") that qualified for the distribution of up to $200 million of common shares, debt securities, warrants or units of the Company comprising any combination of common shares and warrants (the "Securities") over a 25 month period.  The Company filed a corresponding registration statement in the United States registering the Securities under United States federal securities laws.  The distribution of Securities can be effected from time to time in one or more transactions at a fixed price or prices, which can be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are "At-The-Market" ("ATM") distributions.

On June 27, 2023, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), CIBC World Markets Inc, TD Securities (USA) LLC, National Bank of Canada Financial Inc., Raymond James (USA) Inc., B. Riley Securities Inc. and H.C. Wainwright & Co. LLC.  Under the terms of this ATM facility, the Company could, from time to time, sell common stock having an aggregate offering value of up to $60 million on the New York Stock Exchange.  The Company determined, at its sole discretion, the timing and number of shares to be sold under the ATM facility.

On December 18, 2023, the Company entered into an ATM equity facility with BMO Capital Markets (the lead agent), TD Securities (USA) LLC, CIBC World Markets Inc., Raymond James (USA) Inc., B. Riley Securities Inc. H.C. Wainwright & Co. LLC., A.G.P./Alliance Global Partners and Stifel Nicolaus Canada Inc.  Under the terms of this ATM facility, the Company can, from time to time, sell common stock having an aggregate offering value of up to $60 million on the New York Stock Exchange. During the year ended December 31, 2024, the Company issued 27,540,971 common shares under this facility at an average price of $2.00 per share for gross proceeds of $55,151, less commission of $1,103 and recognized $258 of other transaction costs related to the ATM financing as share issuance costs, which have been presented net within share capital.

On November 21, 2024, the Company filed a prospectus supplement to the June 2023 Base Shelf for the distribution of 15,825,000 common shares at a price of $4.60 per share through a bought deal financing. The shares were issued and sold pursuant to an underwriting agreement between the Company and BMO Nesbitt Burns Inc. (the lead underwriter), CIBC World Markets Inc., TD Securities Inc., Ventum Financial Corp. and H.C. Wainwright & Co., LLC. On November 27, 2024, the Company completed this prospectus offering for gross proceeds of $72,795, less commission of $3,855 and recognized $357 of other transaction costs related to the bought deal financing as share issuance costs, which have been presented net within share capital.

(c) Stock Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company's current stock option plan, approved by the Company's shareholders in fiscal 2009 and amended and re-ratified in 2024, at exercise prices determined by reference to the market value on the date of grant.  The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 5.0% of the issued and outstanding shares at any time.

The following table summarizes the Company's outstanding stock options:

Expressed in Canadian dollars	Years ended
	December 31, 2024		December 31, 2023
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Outstanding, beginning of the year	3,488,291	$4.24	3,899,630	$4.09
Granted	1,994,000	$2.94	1,079,000	$4.12
Exercised	(1,712,400)	$3.17	(1,097,900)	$3.05
Expired and forfeited	(588,400)	$3.55	(392,439)	$5.76
Outstanding, end of the year	3,181,491	$4.13	3,488,291	$4.24
Options exercisable at the end of the year	1,896,491	$4.82	2,798,934	$4.18

During the year ended December 31, 2024, the weighted-average share price at the date of exercise was CAN$5.57 (December 31, 2023 - CAN$4.49).

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 23

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

The following table summarizes the information about stock options outstanding at December 31, 2024:

Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
Exercise Price Intervals	Number Outstanding as at December 31, 2024	Weighted Average Remaining Contractual Life (Number of Years)	Weighted Average Exercise Price	Number Exercisable as at December 31, 2024	Weighted Average Exercise Price

$2.00 - $2.99	1,692,200	3.5	$2.78	618,800	$2.58
$4.00 - $4.99	540,000	3.3	$4.14	342,800	$4.13
$5.00 - $5.99	24,000	4.4	$5.43	9,600	$5.43
$6.00 - $6.99	925,291	1.7	$6.57	925,291	$6.57
	3,181,491	3.0	$4.13	1,896,491	$4.82

During the year ended December 31, 2024, the Company recognized share-based compensation expense of $1,848 (December 31, 2023 - $1,537) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted-average fair values of stock options granted and the assumptions used to calculate the related compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Years ended
	December 31, 2024	December 31, 2023
Weighted-average fair value of options in CAN$	$1.40	$2.21
Risk-free interest rate	3.75%	3.84%
Expected dividend yield	0%	0%
Expected share price volatility	62%	70%
Expected options life in years	3.52	3.79

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2024, the unvested stock option expense not yet recognized was $480 (December 31, 2023 - $392) which is expected to be recognized over the next 15 months.

(d) Share Units Plan

On March 23, 2021 the Company adopted an equity-based Share Unit Plan ("SUP"), which was approved by the Company's shareholders on May 12, 2021. The SUP allows for, with approval by the Board, granting of Performance Share Units ("PSU"s) and Deferred Share Units ("DSU"s), to its directors, officers, employees to acquire up to 1.5% of the issued and outstanding shares. The SUP incorporates all existing PSUs under the former PSU plan and any new share units granted will be settled by cash, shares, or a combination of cash and shares at the discretion of the Board of Directors.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 24

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Performance Share Units (PSUs)

The PSUs granted are subject to a performance payout multiplier between 0% and 200% based on the Company's total shareholder return at the end of a three-year period, relative to the total shareholder return of the Company's peer group.

	Years ended
	December 31, 2024	December 31, 2023
	Number of units	Number of units

Outstanding, beginning of the year	878,000	1,158,000
Granted	635,000	471,000
Cancelled	(435,000)	(140,000)
Settled	-	(611,000)
Outstanding, end of the year	1,078,000	878,000

Subject to performance criteria 163,000 PSUs will vest on March 23, 2025, 320,000 PSUs vest on March 7, 2026, and 595,000 PSUs vest on March 13, 2027.

On March 5, 2024, PSUs granted in 2021 did not meet the performance criteria and did not vest. On March 2, 2023, PSUs granted in 2020 vested with a payout multiplier of 200% based on the Company's shareholder return, relative to the total shareholder return of the Company's peer group over the three-year period; 205,918 PSUs were settled through the issuance of 411,836 common shares and 405,082 PSUs were settled for $2,412 in cash.

During the year ended December 31, 2024, the Company recognized share-based compensation expense of $874 related to the PSUs (December 31, 2023 - $1,413).

Deferred share units (DSUs) - Equity Settled

The DSUs granted are vested immediately and are redeemable for shares at the time of a director's retirement.

	Years ended
	December 31, 2024	December 31, 2023
	Number of units	Number of units

Outstanding, beginning of the year	330,078	104,596
Granted	234,763	225,482
Outstanding, end of the year	564,841	330,078

During the year ended December 31, 2024, the Company recognized share-based compensation expense of $520 related to the DSUs (December 31, 2023 - $667).

(e) Historical Cash Settled Deferred Share Units

The Company previously had a deferred share unit plan whereby deferred share units were granted to independent directors of the Company. These cash settled deferred share units vested immediately and are redeemable for cash, based on the market value of the units at the time of a director's retirement. Upon adoption of the SUP plan in March 2021, no new cash settled deferred share units will be granted.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 25

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)
Expressed in Canadian dollars	Years ended
	December 31, 2024		December 31, 2023
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of year	1,044,204	$3.19	1,044,204	$3.19
Outstanding, end of year	1,044,204	$3.19	1,044,204	$3.19

The fair value per unit at December 31, 2024 was CAN$5.27 (December 31, 2023 - CAN$2.60).

During the year ended December 31, 2024, the Company recognized a mark to market expense on directors' compensation related to these DSUs, which is included in general and administrative salaries, wages and benefits, of $1,781 (December 31, 2023 - a recovery of $1,327) based on the change in the fair value of the DSUs granted in prior years.

As of December 31, 2024, there are 1,044,204 deferred share units outstanding (December 31, 2023 - 1,044,204) with a fair market value of $3,829 (December 31, 2023 - $2,048) recognized in accounts payable, accrued liabilities liabilities and other current liabilities.

(f) Share Appreciation Rights

As part of the Company's bonus program, the Company previously granted share appreciation rights ("SARs") to its employees.  The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common share price between the SARs grant date and the exercise date.

	Years ended
	December 31, 2024		December 31, 2023
	Number of Units	Weighted Average Grant Price	Number of Units	Weighted Average Grant Price

Outstanding, beginning of the year	51,349	$5.07	181,739	$5.12
Cancelled	(28,036)	$5.15	(130,390)	$5.13
Outstanding, end of the year	23,313	$4.97	51,349	$5.07

Exercisable at the end of the year	23,313	$4.97	43,870	$5.09

During the year ended December 31, 2024, the Company recognized a recovery related to SARs, which is included in operation and exploration salaries, wages and benefits, of $20 (December 31, 2023 - a recovery of $64) based on the change in the fair value of the SARs granted in prior years and the departure of the employees who held them prior to their vesting.  As of December 31, 2024, the SARs outstanding with a fair market value of $23 (December 31, 2023 - $43) are recognized in accounts payable, accrued liabilities and other current liabilities.

The SARs were valued using an option pricing model, which requires the input of highly subjective assumptions. The expected life of the SARs considered such factors as the average length of time similar grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of SARs granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the SAR grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the SARs. The Company amortized the fair value of SARs on a graded basis over the respective vesting period of each tranche of SARs awarded.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 26

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

(g) Diluted Earnings per Share

	Years ended
	December 31, 2024	December 31, 2023

Net earnings (loss)	$(31,476)	$6,123
Basic weighted average number of shares outstanding	242,181,449	196,018,623
Effect of dilutive securities:
Stock options	-	538,097
Equity settled deferred share units	-	330,079
Performance share units	-	878,000
Diluted weighted average number of share outstanding	242,181,449	197,764,799

Diluted earnings (loss) per share	$(0.13)	0.03

As of December 31, 2024, there are 949,291 anti-dilutive stock options (December 31, 2023 - 2,095,291).

12. REVENUE

	Years ended
	December 31, 2024	December 31, 2023

Silver sales	$127,260	$134,716
Gold sales	92,351	73,198
Less: smelting and refining costs	(1,972)	(2,451)
Revenue	$217,639	$205,463

Changes in fair value from provisional pricing are included in silver and gold sales.

	Years ended
	December 31, 2024	December 31, 2023
Revenue by product
Concentrate sales	$71,134	$53,334
Provisional pricing adjustments	(776)	621
Total revenue from concentrate sales	70,358	53,955
Refined metal sales	147,281	151,508
Total revenue	$217,639	$205,463

Provisional pricing adjustments on sales of concentrate consist of provisional and final pricing adjustments made prior to the finalization of the sales contract.  The Company's sales contracts are provisionally priced with provisional pricing periods lasting typically one to three months with provisional pricing adjustments recorded to revenue as market prices vary.  As at December 31, 2024, a 10% change to the underlying metals prices would result in a change in revenue and accounts receivable of $287 (December 31, 2023 – $807) based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed.
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 27

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

13. EXPLORATION, EVALUATION AND DEVELOPMENT

	Years ended
	December 31, 2024	December 31, 2023

Depreciation	$829	$528
Share-based compensation	150	478
Exploration salaries, wages and benefits	2,521	3,056
Direct exploration expenditures	8,592	6,097
Evaluation and development salaries, wages and benefits	2,905	2,344
Direct evaluation and development expenditures	4,393	2,610
	$19,390	$15,113

14. GENERAL AND ADMINISTRATIVE

	Years ended
	December 31, 2024	December 31, 2023

Depreciation	$403	$376
Share-based compensation	2,811	3,214
Salaries, wages and benefits	3,920	4,131
Directors' DSU expense (recovery)	1,781	(1,327)
Direct general and administrative	5,262	5,969
	$14,177	$12,363

15. FINANCE COSTS

		Years ended
	Notes	December 31, 2024	December 31, 2023

Accretion on provision for reclamation and rehabilitation	10	$655	$576
Interest on loans	9	827	728
Interest on lease liabilities		62	94
		$1,544	$1,398
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 28

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

16. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Years ended
	December 31, 2024	December 31, 2023

Net changes in non-cash working capital:
Accounts and other receivables	$(4,004)	$(20,856)
Income tax receivable	3,770	756
Inventories	(7,902)	(6,882)
Prepaids	3,890	187
Accounts payable and accrued liabilities	(5,545)	367
Income taxes payable	1,656	1,185
	$(8,135)	$(25,243)

Non-cash financing and investing activities:
Reclamation included in mineral properties, plant and equipment	$3,660	$642
Fair value of exercised options allocated to share capital	$1,961	$1,305
Fair value of receivables settled with marketable securities	$1,000	$-
Fair value of performance share units allocated to share capital	$-	$405
Fair value of capital assets acquired under finance leases	$-	$221

Other cash disbursements:
Income taxes paid	$5,165	$7,002
Special mining duty paid	$2,574	$2,654

17. SEGMENT DISCLOSURES

The Company's operating segments are based on internal management reports that are reviewed by the Company's executives (the chief operating decision makers) in assessing performance. The Company has two operating mining segments which are located in Mexico, Guanaceví and Bolañitos. The Company has one development project in Mexico, Terronera, as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico, Chile and the USA.  Exploration projects that are in the local district surrounding a mine are included in the mine's segments.

For the years ended December 31		Revenue	Cost of sales excluding depreciation	Depreciation	Mine operating earnings	Net earnings and comprehensive earnings

Guanaceví	2024	147,281	103,596	19,476	24,209	13,526
	2023	151,508	101,763	15,480	34,265	23,722
Bolañitos	2024	70,358	42,070	10,418	17,870	19,062
	2023	53,955	39,204	12,405	2,346	1,737
Terronera	2024	-	-	-	-	(37,277)
	2023	-	-	-	-	(4,954)
Exploration	2024	-	-	-	-	(12,273)
	2023	-	-	-	-	(11,078)
Corporate	2024	-	-	-	-	(14,514)
	2023	-	-	-	-	(3,304)
Consolidated	2024	217,639	145,666	29,894	42,079	(31,476)
	2023	205,463	140,967	27,885	36,611	6,123

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 29

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

The Exploration segment included $1,080 of costs incurred in Chile for the year ended December 31, 2024 (December 31, 2023 - $1,545) and $43 of costs incurred in USA (December 31, 2023 - $120).

Years ended December 31		Total Assets	Total Liabilities	Capital Expenditures

Guanaceví	2024	$114,745	$43,896	$22,876
	2023	125,456	44,916	24,631
Bolañitos	2024	53,176	7,886	7,893
	2023	44,205	11,200	10,709
Terronera	2024	373,531	173,376	189,912
	2023	186,860	23,604	62,495
Exploration	2024	86,579	1,326	1,571
	2023	83,312	1,319	1,297
Corporate	2024	91,218	8,328	3
	2023	34,974	7,427	276
Consolidated	2024	$719,249	$234,812	$222,255
	2023	474,807	88,466	99,408
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 30

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

18. INCOME TAXES

(a) Tax Assessments

Due to the nature of the Company’s activities, various legal and tax matters are outstanding from time to time. The Company is routinely subject to audit by tax authorities in the countries in which it operates and has received a number of tax assessments in various locations, which are currently at various stages of progress with the relevant authorities. The outcomes of these audits and assessments are uncertain however, the Company is confident of its position on the various matters under review.

Minera Santa Cruz y Garibaldi S.A. de C.V. ("MSCG"), a subsidiary of the Company, received an MXN 238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG's 2006 tax return. In June 2016, the Company received an MXN 122.9 million ($6,100) tax assessment based on the June 2015 ruling.  The 2016 tax assessment comprised of MXN 41.8 million owed ($2,100) in taxes, MXN 17.7 million ($900) in inflationary charges, MXN 40.4 million ($2,000) in interest and MXN 23.0 million ($1,100) in penalties.  The 2016 tax assessment was issued for failure to provide the appropriate support for certain expense deductions taken in MSCG's 2006 tax return and failure to provide appropriate support for loans made to MSCG from affiliated companies. The MXN 122.9 million assessment includes interest and penalties.

The Company filed an appeal against the June 2016 tax assessment on the basis certain items rejected by the courts were included in the new tax assessment, and a number of deficiencies exist within the assessment. Since issuance of the assessment interest charges of MXN 22.1 million ($1,091) and inflationary charges of MXN 33.1 million ($1,631) have accumulated.

Included in the Company's consolidated financial statements are net assets of $964 held by MSCG. Following the Tax Court's rulings, MSCG is in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of December 31, 2024, the Company's income tax payable includes an allowance for transferring the shares and assets of MSCG amounting to $964.  The Company is currently assessing MSCG's settlement options based on ongoing court proceedings and discussion with the tax authorities.  The Company has been advised that the appeal filed with the Federal Tax Court, against the June 2016 tax assessment has been rejected. The Company continues to assess MSCG's settlement options.

Compania Minera Del Cubo S.A. de C.V. ("Cubo"), a subsidiary of the Company, received an MXN 58.5 million ($2,900) assessment in 2019 by Mexican fiscal authorities for alleged failure to provide the appropriate support for depreciation deductions taken in the Cubo 2016 tax return and denied eligibility of deductions of certain suppliers.  The tax assessment consisted of MXN 24.1 million ($1,200) for taxes, MXN 21.0 million ($1,100) for penalties, MXN 10.4 million ($500) for interest and MXN 3.0 million ($100) for inflation.  At the time of the tax assessment the Cubo entity had and continues to have sufficient loss carry forwards which would be applied against the assessed difference of taxable income. The Mexican tax authorities did not consider these losses in the assessment.

Due to the denial of certain suppliers for income tax purposes in the Cubo assessment, the invoices from these suppliers have been assessed as ineligible for refunds of IVA paid on the invoices. The assessment includes MXN 14.7 million ($700) for re-payment of IVA (value added taxes) refunded on these supplier payments.  In the Company's judgement the suppliers and invoices meet the necessary requirements to be deductible for income tax purposes and the recovery of IVA.

The Company has filed an administrative appeal related to the 2016 Cubo Tax assessment. The Company had previously provided a lien on certain El Cubo mining concessions during the appeal process.  To facilitate the sale of the El Cubo mine and related assets, the Company elected to pay the assessed amount of $3,500 during Q1, 2021. During the appeal process the amount paid has been classified as a non-current income tax receivable. As of December 31, 2024 amount receivable is $3,572. Since issuance of the assessment interest charges of MXN 9.9 million ($500) and inflationary charges of MXN 1.6 million ($100) had accumulated.  The Company continues to assess that it is probable that its appeal will prevail, and no provision is recognized in respect of the Cubo tax assessment.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 31

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

(b) Mexico Taxes

The Company's Mexican operations are subject to an Environmental Royalty Tax of 0.5% of gross sales and in 2024 the Company recognized $1,130 in royalty expense for the Environmental Royalty Tax (2023 – $1,026), included in cost of sales. Effective January 1, 2025, the Environmental Royalty Tax has increased to 1.0%.

The Company’s Mexican operations are subject to an annual Special Mining Duty of 7.5% on the profit resulting from subtracting the allowed deductions from the income on the sales of extractive activities with the exception of the annual inflation adjustment, interests and investments, aside from those performed for exploration. Effective January 1, 2025, the Special Mining Duty has increased to 8.5%.

(c) Deferred Income Tax Assets and Liabilities

Mexico operations	December 31,	December 31,
Deferred tax derived from income tax	2024	2023

Deferred income tax assets:
Tax loss carryforwards	$6,533	$1,162
Working capital	5,013	3,231
Deferred income tax liabilities:
Inventories	(5,186)	(3,880)
Mineral properties, plant and equipment	(13,495)	(11,621)
Deferred income tax assets (liabilities), net	$(7,135)	$(11,108)

Mexico operations	December 31,	December 31,
Deferred tax derived from special mining duty	2024	2023

Deferred income tax liabilities:
Working capital	$(519)	$(258)
Mineral properties, plant and equipment	(2,661)	(2,364)
Deferred income tax assets (liabilities), net	$(3,180)	$(2,622)

(d) Income Tax Expense

	Years ended
	December 31,	December 31,
	2024	2023

Current income tax expense:
Current income tax expense in respect of current year	$7,925	$7,475
Special mining duty	4,981	3,869
Deferred income tax expense:
Deferred tax expense recognized in the current year	5,089	1,054
Special mining duty	558	77
Adjustments recognized in the current year in relation to prior years	(9,062)	(345)
Total income tax expense	$9,491	$12,130

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 32

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2024	2023

Canadian statutory tax rates	27.00%	27.00%

Income tax expense computed at Canadian statutory rates	$(5,936)	$4,928
Foreign tax rates different from statutory rate	1,495	91
Share-based compensation	828	961
Foreign exchange	1,293	(6,604)
Inflationary adjustment	1,255	2,614
Other non-deductible items	(143)	248
Special mining duty Mexican tax	5,210	3,755
Adjustments recognized in the current year in relation to prior years	(2,751)	1,121
Current year losses not recognized	14,552	6,482
Recognition of previously unrecognized losses	(6,312)	(1,466)
Income tax expense	$9,491	$12,130

(e) Unrecognized Deferred Tax Assets

Management believes that sufficient uncertainty exists regarding the realization of certain deferred tax assets such that they have not been fully recognized. The tax benefits not recognized reflect management's assessment regarding the future realization of Canadian, Chilean and certain Mexican tax assets and estimates of future earnings and taxable income in these jurisdictions as of December 31, 2024.  When circumstances cause a change in management's judgement about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

	Loss Carry Forward	December 31,	December 31,
	Expiry	2024	2023

Unrecognized Mexico tax loss carry forward	2025-2034	$53,658	$87,844
Unrecognized Canada tax loss carry forward	2035-2044	13,525	16,227
Unrecognized Chile tax loss carry forward	No expiration	21,182	20,168
Capital losses		31,282	26,566
Reclamation provision		2,743	8,700
Exploration pools		7,490	44,879
Other Canada temporary differences		16,032	17,122
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 33

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

19. FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a) Financial assets and liabilities

As at December 31, 2024, the carrying and fair values of the Company's financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$106,434	$106,434	$106,434
Other investments	1,070	-	1,070	1,070
Trade and other receivables	3,310	355	3,665	3,665
Loans receivable	-	2,556	2,556	2,556
Total financial assets	$4,380	$109,345	$113,725	$113,725

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$3,852	$50,090	$53,943	$53,943
Derivative liabilities	26,859	-	26,859	26,859
Loans payable	-	120,236	120,236	120,236
Total financial liabilities	$30,711	$170,326	$201,038	$201,038

As at December 31, 2023, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Fair value through profit or loss	Amortized cost	Carrying value	Fair value

Financial assets:
Cash and cash equivalents	$-	$35,286	$35,286	$35,286
Other investments	5,135	-	5,135	5,135
Trade and other receivables	6,608	1,602	8,210	8,210
Loans receivable	-	3,324	3,324	3,324
Total financial assets	$11,743	$40,212	$51,955	$51,955

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$2,091	$44,055	$46,146	$46,146
Derivative liabilities	-	-	-	-
Loans payable	-	8,519	8,519	8,519
Total financial liabilities	$2,091	$52,574	$54,665	$54,665

(b) Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.  Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means.  Level 3 inputs are unobservable (supported by little or no market activity).  The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Level 1: Other investments are comprised of investments in shares of companies.  When there is an active market are determined based on a market approach reflecting the closing price of each particular security at the reporting date.  The closing price is a quoted market price obtained from the exchange that is the principal active market for the investment.  As a result, $1,050 of these financial assets have been included in Level 1 of the fair value hierarchy.

Cash settled deferred share units are determined based on a market approach reflecting the Company's closing share price or share price at redemption date for any pending settlements.

Level 2: The Company determines the fair value of the embedded derivatives related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges and the fair value of the SARs liability is determined by using an option pricing model.

Level 3: Included in other investments are share purchase warrants.  Fair value of the share purchase warrants at each period end has been estimated using the Black-Scholes Option Pricing Model. As a result, $20 of these financial assets have been included in Level 3 of the fair value hierarchy.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 34

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Assets and liabilities as at December 31, 2024 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total

Financial assets:
Other investments	$1,050	$-	$20	$1,070
Trade receivables	-	3,310	-	3,310
Total financial assets	$1,050	$3,310	$20	$4,380

Financial liabilities:
Cash settled deferred share units	$3,829	$-	$-	$3,829
Share appreciation rights	-	23	-	23
Derivative liability	-	26,859	-	26,859
Total financial liabilities	$3,829	$26,882	$-	$30,711

Assets and liabilities as at December 31, 2023 measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total

Financial assets:
Other investments	$5,049	$-	$86	$5,135
Trade receivables	-	6,608	-	6,608
Total financial assets	$5,049	$6,068	$86	$11,743

Financial liabilities:
Cash settled deferred share units	$2,048	$-	$-	$2,048
Share appreciation rights	-	43	-	43
Total financial liabilities	$2,048	$43	$-	$2,091

(c) Financial instrument risk exposure and risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks.  The Board approves and monitors the risk management process.  The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts and other receivables and loan receivable.  Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Accounts and other receivables are generated on the sale of concentrate inventory to reputable metal traders as well as various other receivables arising from operations.  There has been no indication of a change in creditworthiness of the counterparty to the loan receivable since the initial recognition.

The carrying amount of financial assets represents the Company's maximum credit exposure.

As at December 31, 2024, 100% of the receivables that are outstanding greater than one month are trade receivables and pending concentrate sales (December 31, 2023 - 95.8%) and 0% of the receivables outstanding greater than one month are comprised of other receivables (December 31, 2023 - 4.2%).  Company historical default rate and frequency of losses are low, and the lifetime expected credit loss allowance for receivables is nominal as at December 31, 2024.

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, commodity price risk and interest rate risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations.  Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the US dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 35

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

In connection with the Debt Facility (Note 9), the Company was required to hedge a portion of the estimated remaining capital expenditures incurred in Mexican Pesos, and hedge a portion of expected operating costs during the first two years of operations. The Company has entered into additional Mexican Peso forward purchase contracts to reduce the exposure of operating mines to the currency fluctuation. During the year ended December 31, 2024, the Company entered into Mexican Peso forward purchase contracts for a total of approximately $94,769 with an average base price of 18.90 pesos per US dollar.

During the year ended December 31, 2024, the Company executed $45,869 of Mexican Peso forward contracts and realized $3,692 of losses related to settlement of those contracts, presented in consolidated statement of earnings and (loss).

As at December 31, 2024, of the Mexican Peso forward contracts $48,900 remains outstanding, with an average base price of 20.89 pesos per US dollar. As at December 31, 2024, the Company has revalued remaining outstanding Mexican Peso forward contracts to their respective fair values and as a result recorded a loss of $2,241 in the consolidated statement of earnings (loss).  As of December 31, 2024, the Company carries the Mexican peso forward contract current derivative liability of $1,178 (December 31, 2023 - nil) and non-current derivative liability of $1,063 (December 31, 2023 - nil) in the statement of financial position.

The US dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31, 2024, are as follows:

	December 31, 2024		December 31, 2023
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$1,505	$2,438	$6,386	$3,335
Financial liabilities	(5,954)	(16,311)	(5,070)	(20,975)
Net financial assets (liabilities)	$(4,449)	$(13,873)	$1,316	$(17,640)

Of the financial assets listed above, $434 (2023 - $1,213) represents cash and cash equivalents held in Canadian dollars and $2,389 (2023 - $2,477) represents cash held in Mexican pesos. The remaining cash balance is held in US dollars.

As at December 31, 2024, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would increase net earnings by $212 due to these financial assets and liabilities.

As at December 31, 2024, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would increase net earnings by $661 due to these financial assets and liabilities.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors.  In connection with the Debt Facility (Note 9), on March 28, 2024, the Company entered into gold forward swap contracts to hedge against the fluctuation in gold prices. The gold forward swap contracts have been amended during the year to settle between February 2025 and May 2027, for 68,000 ounces of gold at revised forward price for those settlements between the $2,325 and $2,389. Subsequent to the period end on January 29, 2025, the Company amended the swap contracts, with updated settlements from June 2025 to October 2027 and revised forward price for those settlements of $2,329 per oz.

As at December 31, 2024, the Company has revalued the forward contracts to their respective fair values and as a result recorded loss of $24,618 on the gold swap contracts. As of December 31, 2024, the Company carries the gold forward swap contract liability of $24,618 (December 31, 2023 - nil) composed of $9,054 (December 31, 2023 - nil) in current derivative liability of  $15,564 of (December 31, 2023 - nil) non-current derivative liability in the statement of financial position.

Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales.  At December 31, 2024, there are 15,964 ounces of silver and 922 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices.  As at December 31, 2024, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $287.

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 36

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

Interest Rate Risk - The interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate on the Debt Facility is variable and based on the exposure as of December 31, 2024 a 1% change in interest rate would result in an increase or decrease of interest costs in the amount of $1,200 per year. As of December 31, 2024, all of the Company’s outstanding equipment financing obligations bear interest at fixed rates and are therefore not exposed to changes in future cash flows attributable to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. The cash and cash equivalent interest earned is based on bank account interest rates which may fluctuate. Based on the exposure as of December 31, 2024, a 1% change in the interest rates would result in an increase or decrease of approximately $1,060 in interest earned by the Company. The Company has not entered into any derivative contracts to manage the interest rate risk.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due.  The Company manages liquidity risk by continually monitoring forecasted and actual cash flows.  The Company has in place a planning and budgeting process to help determine the funds required to support our normal operating requirement and development plans.  The Company aims to maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and our committed and anticipated liabilities.

The following table summarizes the remaining contractual maturities of the Company's financial liabilities and operating and capital commitments at December 31, 2024:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total

Accounts payable, accrued liabilities and other current liabilities	$53,943	$-	$-	$-	$53,943
Income taxes payable	9,457	-	-	-	9,457
Loans payable	16,880	71,122	72,833	7,062	167,897
Lease liabilities	203	328	96	-	627
Provision for reclamation and rehabilitation	-	3,199	7,093	5,163	15,455
Total contractual obligations	$80,483	$74,649	$80,022	$12,225	$247,379
ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 37

ENDEAVOUR SILVER CORP. NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS Years ended December 31, 2024 and 2023 (expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #1130, 609 Granville Street Vancouver, BC, Canada V7Y 1G5 Telephone: (604) 685-9775 1-877-685-9775 Website: www.edrsilver.com

DIRECTORS	Margaret Beck Ricardo Campoy Daniel Dickson Amy Jacobsen Angela Johnson Rex McLennan Kenneth Pickering Mario Szotlender

OFFICERS	Daniel Dickson - Chief Executive Officer
Donald Gray - Chief Operating Officer
Elizabeth Senez - Chief Financial Officer

Greg Baylock - Vice President, Operations
Luis Castro - Senior Vice President, Exploration
Dale Mah - Vice President, Corporate Development
Alejandra Hincapie - Corporate Secretary

REGISTRAR AND TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP 777 Dunsmuir Street Vancouver, BC, V7Y 1K3

SOLICITORS	Blake, Cassels & Graydon LLP 1133 Melville St #3500, Vancouver, BC V6E 4E5

SHARES LISTED	Toronto Stock Exchange Trading Symbol - EDR

New York Stock Exchange Trading Symbol - EXK

ENDEAVOUR SILVER CORP. | CONSOLIDATED FINANCIAL STATEMENTS	PAGE 38